April 14, 2006

Via U.S. Mail

Alex Mashinsky
c/o Governing Dynamics Investments, LLC
510 Berkeley Square
Memphis, TN  38120

      Re: 	Arbinet-thexchange, Inc.
Amendment No. 1 to Schedule 14A filed April 10, 2006 by Alex
Mashinsky and Robert A. Marmon
      File No. 000-51063

Dear Mr. Mashinsky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. We note your response to prior comment 1. We note your indication that the other participants "will not solicit proxies and accordingly it is not appropriate for them to file a Schedule 14A." We disagree and believe that all participants in a proxy solicitation should be named on the cover page. Please revise to include Ms. Lee and Governing Dynamics Investment, LLC.

2. We note that your web-site, <www.mashinsky.com>, contains links to articles published by third parties about this proxy contest and at least one article contains quotes by Mr. Marmon about the company. It would appear that the materials on this site have been posted under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy and, as a result, they should be filed as additional definitive materials. The entire text of the articles should be filed no later than the date first sent or given to shareholders pursuant to Rule 14a-12(b). In addition, all such additional solicitation materials must include a prominent legend as described in Rule 14a-12(a)(1)(i) and (ii). Further, tell us what consideration you have given to modifying your web-site to place a legend on the site, identifying the participants and encouraging security holders to read the proxy statement, when available.

Our recommendations if the Mashinsky nominees are elected, page 3

3. As you have indicated in response to prior comment 5, please make similar changes here to indicate that your nominees have no specific plans for the Company, even if the recommendations to replace the current officers and directors are implemented.

4. We note your indication in response to prior comment 11 that quantified information is not available regarding the severance agreements that have been disclosed on page 4. Please at least revise this discussion to include reference to annual salary amounts to which you make reference, which have been disclosed in the company`s proxy statement on Schedule 14A, filed on April 4, 2006.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

			Sincerely,


			Mara L. Ransom
			Special Counsel
			Office of Mergers and
	Acquisitions

cc via facsimile at (212) 822-5735:

Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP
Arbinet-thexchange, Inc.
April 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE